FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE REPUBLIC OF ITALY, JAPAN OR AUSTRALIA

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM A PART OF ANY OFFER TO SELL OR SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR ANY SECURITIES MENTIONED HEREIN IN ANY JURISDICTION, INCLUDING (WITHOUT LIMITATION) THE UNITED STATES.

The Royal Bank of Scotland Group plc ("RBSG") - Convertible Preference Share, Employee Deferral Plan and Liability Management

Released 25-Mar-2010

Today RBSG is announcing the results of the conversion process of the US Dollar 1 billion 9.118% Preference Shares Series 1, the funding plan for its 2009 Deferral Plan, and its plans for Liability Management. The net impact of these actions is expected to be accretive to EPS, Core Tier 1 capital and TNAV per share for the Group. These actions continue to demonstrate RBSG's commitment to further strengthening and improving its capital base as an important element in its recovery plan.

These actions announced today by RBSG are expected to:

-     Strengthen RBSG's Core Tier 1 ratio by approximately 0.35% and enhance the quality of its capital structure;

-     Generate an after-tax gain of approximately £1.25bn;

-     Improve 2013 TNAV (1)/Share by approximately 2.2% and EPS by approximately 1.2% by offsetting the impact of share issuance associated with Preference Share conversion and Deferral Plan share issuance (2); and

-     Reduce the cost of funding for RBSG by replacing approximately £6.2bn in more expensive Tier 1 and Tier 2 securities with new senior debt.

RBS Group Finance Director Bruce Van Saun commented, "After careful review we have developed a comprehensive approach to our near-term capital planning which seeks to add to our Core Tier 1 capital and book value per share while also being accretive to earnings. While our Tier 1 ratio is expected to decline modestly, we expect our Tier 1 capital ratio to be in line with our peer group following the transaction. We have decided not to include a contingent capital instrument ("CCN") in our liability management initiative since we saw limited benefits from doing so at this time. As the market and regulatory framework around CCN's continues to develop, and should the need to issue CCN's arise in the future, we maintain significant amounts of Tier 1 and Tier 2 securities which could be part of future initiatives. The transactions announced today represent another positive step forward as we rebuild the RBS franchise."

(1) TNAV is defined as Tangible Net Asset Value.

(2) EPS and TNAV/Share accretion expectations are based on consensus estimates for 2013.

1) Results of the Conversion Process for the 9.118% Dollar Preference Shares, Series 1

RBSG today announces the results of the conversion process for the USD$1 billion 9.118 per cent. Non-Cumulative Dollar Preference Shares, Series 1 (ISIN: US780097AE13) (the "Preference Shares").

RBSG has received fully completed and signed conversion notices from holders (the "Converting Holders") representing approximately US$935 million (93.5 per cent. of the outstanding issued amount) of the Preference Shares. As a result, 935,228 Preference Shares will be redeemed in exchange for new Ordinary Shares.

Converting Holders of the Preference Shares had the option to give RBSG the right to arrange for the sale of their Ordinary Shares on their behalf at a price of US$1,000 for the Ordinary Shares arising from the conversion of a US$1,000 Preference Share, receiving cash proceeds instead.  RBSG intends to exercise its right to arrange for the sale of approximately US$548 million of Ordinary Shares covered by this election to an RBSG employee trust for the purpose of hedging obligations for deferred compensation.

Approximately US$387 million of preference shares (c. £257m, c. 663m shares) belong to Converting Holders who did not elect this option and therefore will receive Ordinary Shares.

All payments and the delivery of Ordinary shares will occur on 31 March 2010. Each US$1,000 Preference Share converted will entitle the Converting Holder to approximately 1,713 Ordinary Shares and a total of 1,602,058,522 Ordinary Shares will be issued as a result of the conversions.

The Ordinary Shares issued as part of the conversion process will be fully-paid up and rank pari passu with the other Ordinary Shares.

The remaining c. US$65 million of Preference Shares will continue to be freely tradable and will remain outstanding on the terms and conditions set out in RBSG's Articles of Association and the relevant Board Resolution.

Application will be made for the 1,602,058,522 new Ordinary Shares arising from the conversion of the Preference Shares to be admitted to the Official List of the United Kingdom Listing Authority, the London Stock Exchange, the New York Stock Exchange (the "NYSE") (American Depositary Shares ("ADS") will also be listed with the NYSE, in addition to the New Ordinary Shares underlying the ADSs) and Euronext Amsterdam.

2) 2009 Deferral Plan Funding

As part of RBSG's FY2009 performance year deferral plan, eligible RBSG employees will receive RBSG ordinary shares ("Ordinary Shares") for part or all of their deferred awards under the Plan. As currently estimated RBSG employees are expected to receive approximately £950 million of Ordinary Shares in this regard on future vesting dates, of which £500 million will be satisfied by newly issued shares, £363 million of shares will come from the Converting Holders who elected to provide RBSG the option to sell shares on their behalf, and the balance of £87 million will come from open market purchases.

3) Liability Management Initiative

RBSG, through separate RNS statements, has today announced our intention to launch a non-US Exchange Offer of existing Upper Tier 2 securities into new senior debt of RBS plc and cash tender offers for certain Tier 1 securities.  The purpose of this Liability Management Initiative is to generate Core Tier 1 capital and lower our ongoing financing costs, delivering earnings accretion which more than offsets the dilution resulting from the actions referenced above. The Liability Management Initiative is expected to consist of two components:

1.   Non-US exchange offer (the "Exchange Offer") of existing Upper Tier 2 securities into new senior debt in an "any and all" offer

2.   Separate US and non-US cash tender offers (the "Tender Offers") for all outstanding Tier 1 securities globally, with acceptance caps and prioritisation orders applied to both transactions.

The liability management transaction is expected to generate an after-tax gain of approximately £1.25bn, which will increase Core Tier 1 capital by approximately 30bps, and is expected to increase 2013 EPS and TNAV per share by approximately 3.9% and 3.0% respectively. The transaction is not expected to result in a reduction in Total Tier 1 capital by more than 0.5%, while increasing the quantity of the highest quality Core Tier 1 capital, an important consideration under emerging regulation.

The Liability Management Initiative is forecast to exchange approximately £2.7bn of Upper Tier 2 securities into new senior debt of approximately £2.1bn, and is expected to successfully tender for cash approximately £3.4bn of Tier 1 securities which will be funded through new senior debt issuance of approximately £2.7bn.

RBS expects to announce the offers in early April and will seek shareholder approvals as required in coordination with the Annual General Meeting called for 28 April 2010.

The securities subject to the Exchange Offer are issued by The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and National Westminster Bank Public Limited Company  and the securities subject to the Tender Offers are issued by The Royal Bank of Scotland Group plc, National Westminster Bank Public Limited Company, Argon Capital Public Limited Company and certain wholly-owned trusts.  A full list of the securities and details of the Exchange Offer and Tender Offers are disclosed in the relevant RNS statement issued by RBSG today.

Details of the (i) Exchange Offer will be set out in an exchange offer memorandum (the "Exchange Offer Memorandum"), (ii) US cash tender offers will be set out in an offer to purchase (the "Offer to Purchase"); and (iii) Non-US cash tender offers will be set out in a tender offer memorandum (the "Tender Offer Memorandum"), each to be published in due course. The Exchange Offer Memorandum, the Offer to Purchase and the Tender Offer Memorandum, once published, may be obtained from the registered office of RBSG.

The net impact of the three actions described above is laid out in the table below:

 (All numbers are approximate and indicative only)

Estimated Financial Impact of Capital Management Activities

	Core Tier 1	EPS (2013)	TNAV / Share (2013)	# New shares issued(1)	New Shares - £ equivalent
Liability Management Initiatives	c. 0.29%	c. 3.90%	c. 3.00%	--	--
Conversion of Preference Shares	c. 0.06%	c. -1.50%	c. -0.40%	1,602m(2)	£620m(3)
2009 Deferral Plan	c. 0.00%	c. -1.20%	c. -0.40%	1,320m(4)	£500m(4)
Total	c. 0.35%(5)	c. 1.20%	c. 2.20%	2,922m	£1,120m

(1) Against the approximately 2.9bn new shares issued for the actions above, approximately 2.2bn will be issued to or purchased by the Employee Benefit Trust ("EBT"), with another 0.2bn shares being purchased through open market transactions for the purpose of hedging deferred share obligations.

(2) Preference Shares converted at a share price of 38.71p.

(3) Preference Shares converted at a USD:GBP foreign exchange rate of 1.508.

(4) 5-day weighted average price for 2009 deferred shares of 37.876p.

Hedging Requirements for 2009 Deferral Award Obligation

	# Shares Required for Purchase	Shares Required for Purchase - £ equivalent
Newly Issued Shares	1,320m	£500m
Conversion of Preference Shares sold directly into EBT	939m(2)(6)	£363m(3)
Open Market Purchases	c. 196m(7)	c. £87m
Total	c. 2,455m	c. £950m

(5) Additional core Tier 1 benefit of c. 0.20% through funding portion of the bonus in equity already reflected in 31 December 2009 CT1 ratio of 11.0%.

(6) Represents portion of preference share offering that arranged to have their shares sold through RBS.

(7) Anticipated market purchases to fulfil hedging requirement. Assumes illustrative share price of 44.49p.

Contacts

Richard O'Connor

Head of Investor Relations

TEL: +44 (0) 20 7672 1758

Emete Hassan

Head of Debt Investor Relations

TEL: +44 (0) 20 7672 1758

Group Media Centre

TEL: +44 (0) 131 523 4414

Appendix 1: Illustrative estimated impact on capital securities outstanding

Projected new senior debt to be issued	£2,093m
Cash paid for securities repurchased	£2,689m

Lower Tier 2 Securities
• Total outstanding	£20,181m
• Percentage removed	0.0%
• Total remaining post transaction	£20,181m

Upper Tier 2 Securities
• Total outstanding	£4,267m
• Percentage removed	63.9%
• Total remaining post transaction	£1,542m

Innovative Tier 1 Securities
• Total outstanding	£2,818m
• Percentage removed	0.0%
• Total remaining post transaction	£2,818m

Non-innovative Tier 1 Securities
• Total outstanding	£8,797m
• Percentage removed	39.2%
• Total remaining post transaction	£5,351m

FORWARD-LOOKING STATEMENTS

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of RBSG and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits resulting from the transactions referenced herein including, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates", "forecasts" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, satisfaction of conditions to the proposed offers, the successful completion of the proposed offers, take-up rates in them and the anticipated benefits of the proposed offers not being realized, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. RBSG does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

DISCLAIMER

No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement does not constitute an invitation to participate in the Exchange Offer or the Tender Offers.

OFFER RESTRICTIONS

Italy

This announcement, the Exchange Offer and the Tender Offers are not being and will not be made, directly or indirectly, in the Republic of Italy ("Italy"). The Exchange Offer and the Tender Offers have not been, and will not be, submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. The Exchange Offer and Tender Offers will not be available to holders located or resident in Italy and any documents relating to the Exchange Offer or the Tender Offers may not be distributed or made available in Italy.

United Kingdom

The communication of this announcement and any documents relating to the Exchange Offer or the Tender Offers is not being made and will not be made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) (and any persons who do not have professional experience in matters relating to investments should not rely on such documents and/or materials) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made in accordance with the Financial Promotion Order.

Other

The Exchange Offer and the Tender Offers are subject to further offer and distribution restrictions as will be more fully set out in the documents relating to them. The distribution of this announcement in Canada, Austria, Belgium Denmark, France, Ireland, Italy, Portugal, Switzerland, Hong Kong, Japan, Singapore is restricted by the laws of such jurisdictions. No action has been or will be taken in any jurisdiction in relation to the Exchange Offer that would permit a public offering of securities.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 March 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat